[MAYER, BROWN, ROWE & MAW LETTERHEAD]

May 20, 2005	Mayer, Brown, Rowe & Maw LLP 190 South La Salle Street Chicago, Illinois 60603-3441
Via EDGAR and Courier	Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Mail Stop 0510
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Crompton Corporation
Form S-4/A filed April 10, 2005
File No. 333-123857

Dear Ms. Long:

This letter responds to the staff's comment letter of May 18, 2005 addressed to Mr. Lynn A. Schefsky regarding Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-123857) (the "Registration Statement") filed by Crompton Corporation ("Crompton") on May 10, 2005. A responsive amendment to the Registration Statement is being filed contemporaneously. The responses of Crompton and Great Lakes Chemical Corporation ("Great Lakes") to the staff's comments are set forth below.

The Merger, page 28

Background of the Merger, page 28

SEC Comment

1.
It appears from the disclosure in Merrill Lynch's February 8, 2005 presentation to the Great Lakes board that the universe of potential buyers with respect to the industrial businesses was limited to certain categories of buyers and that there were discussions regarding expanding this universe to include other categories of buyers. Please explain this limitation and why other categories of potential buyers were not included in the sales process.

Answer

The disclosure at pages 31 through 33 has been revised in response to this comment.

Ms. Pamela A. Long
May 20, 2005

SEC Comment

2.
It appears from the disclosure in Merrill Lynch's February 8, 2005 presentation to the Great Lakes board that one of the companies submitting an indication of interest for the industrial businesses was also interested in purchasing the entire business in a going private transaction. Please disclose the consideration the Great Lakes board gave to this strategic option.

Answer

The disclosure at pages 32 and 33 has been revised in response to this comment.

SEC Comment

3.
We note your disclosure in the third full paragraph on page 31 regarding Great Lake's determination to pursue a possible transaction with your company rather than proceed with other strategic options. We have the following comments:

•
Please explain in greater detail why Great Lakes abandoned its plan to sell the industrial businesses and instead decided to sell the entire business.

•
Please explain why Great Lakes ceased negotiations regarding the two indications of interest in light of the fact that each offered a significantly higher purchase price when compared to the offer of the potential purchaser.

•
Please explain in greater detail why a transaction with your company presented a more attractive opportunity for Great Lakes at that time.

•
Please disclose whether Great Lakes and/or its financial advisor contacted potential buyers, other than your company, with respect to selling the entire business. It appears from the disclosure in this section that they only contacted your company and did not engage in a comprehensive sales process similar to the process used to shop the industrial businesses.

Answer

The disclosure at pages 32 and 33 has been revised in response to the first, third and fourth bullet point of this comment.

The offer of the potential purchaser referenced in second bullet point of this comment related to only a portion of the industrial businesses, while the two indications of interest related to the industrial businesses in their entirety. The disclosure at page 32 has been revised to clarify this.

Ms. Pamela A. Long
May 20, 2005

SEC Comment

4.
We read your response to prior comment 18. It is still not clear why you engaged two financial advisors. Please revise accordingly.

Answer

Crompton respectfully submits that the disclosure added to the Registration Statement in response to prior comment 18, which appears at page 33, adequately describes the reasons Crompton retained two financial advisors in connection with its consideration of the proposed merger. Crompton supplementally advises the staff that Crompton believes it is often good practice to obtain two fairness opinions in connection with transactions of this nature.

SEC Comment

5.
We read your response to prior comment 23. Please explain why the exchange ratio was increased between February 15, 2005 and February 16, 2005.

Answer

        The disclosure at pages 33 and 34 has been revised in response to this comment.

SEC Comment

6.
We read your response to prior comment 26. Please disclose the consideration, if any, that your board gave to the post-merger ownership split of 51% to 49% in light of the fact that you may grant equity-based incentives to Great Lakes employees. It appears that these awards could alter this ownership split.

Answer

The disclosure at pages 37 and 38 has been revised in response to this comment.

Opinion of Citigroup Global Markets, Inc.—Financial Advisor to Crompton, page 41 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated—Financial. . . . Page 57

SEC Comment

7.
We reissue prior comments 29 and 38. In this regard, we note that the opinions attached as annexes to your prospectus do not contain the analyses that you summarize in these sections.

Answer

As discussed with the staff on May 19, 2005, Crompton and Great Lakes have confirmed with Citigroup and Merrill Lynch, respectively, that the qualifications by reference in the two sentences in question are meant to qualify the description of the opinion letters, each dated March 8, 2005, to the full text of the opinion letters. Crompton and Great Lakes respectfully submit that no additional or different disclosure is necessary.

Ms. Pamela A. Long
May 20, 2005

The Merger Agreement, page 73
Conditions to the Merger, page 76

SEC Comment

8.
We read your response to prior comment 47. We also note your disclosure in the last sentence of the last paragraph on page 93. Please clarify on page 78 that you will recirculate a revised prospectus and re-solicit security holders if either you or Great Lakes waives the condition to closing with respect to the receipt of the tax opinions and the change in tax consequences is material.

Answer

The disclosure at page 81 has been revised in response to this comment.

Executive Officers, page 91

SEC Comment

9.
Please disclose the business experience of Ms. Osar for the period from April 2003 to May 2004.

Answer

Crompton supplementally advises the staff that, from April 2003 to May 2004, Ms. Osar was not engaged in activities that constitute "business experience" as contemplated by Item 401(e) of Regulation S-K, except in her capacity as a director of Allergan Inc., BNY Hamilton Funds and Encore Medical Corporation. The disclosure at page 94 has been revised to clarify that Ms. Osar was serving as a director of those companies during the period in question.

Material Federal Income Tax Considerations, page 93

SEC Comment

10.
We reissue prior comment 50. In this regard, we note that you have filed short-form tax opinions. The discussion of the tax treatment of the proposed merger in this section is the opinion of counsel. As such, the assumption is not appropriate. Please revise accordingly.

Answer

The sentence referenced in prior comment 50 has been removed in response to this comment. Certain conforming changes under the "General" heading on page 96 have been made to clarify that the discussion under the heading "Material Federal Income Taxes—Tax Treatment of Corporate Parties to the Reorganization and of Great Lakes Common Stockholders" is based on the same representations and assumptions as the opinions of counsel described under the "General" heading, the material ones of which are described under such heading.

Ms. Pamela A. Long
May 20, 2005

GAAP Reconciliation, page 108

SEC Comment

11.
We note your use of a non-GAAP financial measure. It does not appear that your use of this measure complies with the requirements of Item 10(e) of Regulation S-K, as you are excluding items that appear to be recurring. Please revise accordingly. In revising your disclosure, please refer to Question 8 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which is available on the Commission's website.

Answer

Disclosure has been added at pages 111 and 112 in response to this comment.

Unaudited Pro Forma Combined Financial Information

SEC Comment

12.
We note your response to prior comment 58, bullet 2, including your disclosures on page 9, 72 and F-7. However, it does not appear that you have provided the information requested and required by SFAS 141. As such, please revise note 3 to provide the following information:

•
A description of the factors that contributed to a significant portion of the purchase price being allocated to goodwill, unless you do not believe once the final valuation have been performed, a significant portion of the purchase price will be allocated to goodwill and state as such.

•
Identify the nature of intangible assets you have currently identified, including amounts allocated and whether you have any preliminary information regarding the fair value of these assets.

Answer

The disclosure at pages 9, 75 and F-7 has been revised in response to this comment.

Exhibit 5.1

SEC Comment

13.
We reissue our prior comment 65. Because the rights are contractual obligations issued pursuant to the rights agreement, counsel must opine that the rights are the legal, binding obligation of your company. Counsel must also opine that the rights are "binding obligations" under the state contract law governing the rights agreement.

Ms. Pamela A. Long
May 20, 2005

Answer

Exhibit 5.1 has been revised in response to this comment.

SEC Letter dated May 6, 2005

SEC Comment

14.
We note your response to our prior comment. Please advise us whether any of your sales are to the Syrian or Iranian government, and whether any of the distributors through whom you sell are entities controlled by the Syrian or Iranian government. We may have further comment.

Answer

Risk factor disclosure has been added at page 14 in response to this comment.

* * * * *

Crompton and Great Lakes would appreciate receiving the staff's further comments or questions with respect to the foregoing as soon as possible. Please direct any such comments or questions to the undersigned at (312) 701-8492.

Submitted at the request and on behalf of Crompton Corporation and Great Lakes Chemical Corporation,
/s/ JAMES T. LIDBURY
James T. Lidbury
cc:	Jeanne Baker Tracey Houser Andrew Schoeffler